

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 12, 2012

Via E-mail
Mr. Terry J. McClain
Chief Financial Officer
Valmont Industries, Inc.
One Valmont Plaza
Omaha, Nebraska 68154-5215

> **Re:** **Valmont Industries, Inc.**
> **Form 10-K for the fiscal year ended December 25, 2010**
> **Filed February 23, 2011**
> **File No. 1-31429**

Dear Mr. McClain:

We have reviewed your response letter dated December 27, 2011 and have the
following additional comments. If you disagree, we will consider your explanation as to
why our comment is inapplicable. In some of our comments, we may ask you to provide
us with supplemental information so we may better understand your disclosure. After
reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 25, 2010

Critical Accounting Policies, page 37
Income Taxes, page 39

1. We note your response to our comment three to our letter dated November 29,
   2011 as well as the Form 8-K you filed on December 21, 2011 and have the
   following comments:

   - We note in your response that the Delta losses could only be used to offset
     future U.K. taxable income. Please tell us why it appears you now believe
     the losses can be used in other geographic entities.

   - We note in your response your conclusion at the time of the acquisition
     that there was no practical tax planning strategy to use these losses. Please
     tell us what consideration you gave to reorganizing the Delta businesses at
     the time of the acquisition and subsequent periods. In addition, please
     provide us with a specific and comprehensive discussion regarding why a
     tax planning strategy was not then practical and why a tax planning
     strategy has now become practical.

- In your response letter dated December 6, 2011, you indicated that if you identified and planned to execute a tax planning strategy that would allow you to derive benefit from the deferred tax assets, you would reduce the valuation allowances at that time. It therefore appeared that no strategy had been identified or planned as of the date of your response letter. Please tell us how your tax planning strategy changed from the date of your response letter to the release of your Form 8-K on December 20, 2011.

- Please provide us with a specific and comprehensive discussion of the process required to effect the reorganization of the Delta businesses legal entity structure, when you undertook this procedures and the related cost of the effort. In addition, please tell us if there are any remaining steps to be undertaken to complete the reorganization.

- Please tell us the amount of the remaining deferred tax assets acquired as part of the Delta acquisition and what consideration you have given to their realizability.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief